Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:       Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

October 25, 2007

Sierra Wireless Reports Third Quarter 2007 Results

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting third quarter 2007 results.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

“During the third quarter of 2007 we experienced continued strong momentum in our business and achieved record quarterly revenue and earnings” said Jason Cohenour, President and Chief Executive Officer.  “Our strong results were driven by a combination of continued solid shipments of our AirCard products to existing operator channels, initial shipments of our new HSUPA products, growth in our OEM business and a full quarter of contribution from AirLink.  These factors contributed to year over year revenue growth of 112%, improved gross margin and a significantly improved operating margin of 10.4%.  During the quarter, our channels reported record sell through of our products and our bookings were strong.  These trends, combined with new HSUPA product momentum, give us good revenue visibility and support our expectations for growth and improved profitability in Q4.

Early in Q4, we also achieved an important strategic milestone, closing a new equity issue and raising gross proceeds of $85.1M.  We intend to use the net proceeds from this transaction to help fuel the execution of our strategy, including potential acquisitions that we believe will help drive further gains in shareholder value.”

Q3 2007 Financial Results

Our revenue for the third quarter of 2007 amounted to a record $111.5 million, gross margin was $33.1 million, or 29.7% of revenue, operating expenses were $21.4 million and net earnings were $9.0 million, or diluted earnings per share of $0.33.  Integration costs related to the AirLink Communications, Inc. (“AirLink”) acquisition were not material in the third quarter of 2007.  Our balance sheet remains strong, with $102.8 million of cash and short and long-term investments, which includes the generation of cash from operations of $14.2 million and excludes the proceeds raised from the equity issue that closed in early Q4.

Results for the third quarter of 2007, relative to guidance provided on July 26, 2007 are as follows:

Third quarter revenue for 2007 of $111.5 million was better than our guidance of $109.0 million. Our earnings from operations were $11.6 million, better than our guidance of $9.4 million.  Our net earnings of $9.0 million, or diluted earnings per share of $0.33, were also better than our guidance of net earnings of $7.6 million, or diluted earnings per share of $0.27.

Results for the third quarter of 2007, compared to the third quarter of 2006 are as follows:

Third quarter revenue increased by 112% to $111.5 million in 2007 from $52.5 million for the same period in 2006. Gross margin for the third quarter of 2007 was 29.7% of revenue, compared to 30.2% for the same period in 2006. Operating expenses were $21.4 million in the third quarter of 2007, compared to $15.8 million in the same period of 2006. Net earnings for the third quarter of 2007 were $9.0 million, or diluted earnings per share of $0.33, compared to net earnings of $1.1 million, or diluted earnings per share of $0.04, in the same period of 2006.

Our third quarter results for 2007 include a full quarter of contribution from AirLink. AirLink contributed revenue of $9.5 million at a gross margin of 53.2% in the third quarter of 2007.

Included in our results are stock-based compensation expense and amortization resulting from the acquisitions of AirPrime, Inc. in 2003 and AirLink in May 2007.  Adjusting for these amounts, our non-GAAP results are as follows:

(in millions of U.S. dollars)	Q3 2007	Q3 2006

Earnings from operations - GAAP	$11.6	$0.1
Stock-based compensation	1.5	1.0
Acquisition related amortization	1.0	0.3
Earnings from operations — Non-GAAP	$14.1	$1.4

Net income — GAAP	$9.0	$1.1
Net income — Non-GAAP	10.9	2.1

Diluted earnings per share — GAAP	$0.33	$0.04
Diluted earnings per share — Non-GAAP	0.39	0.08

Results for the third quarter of 2007, compared to the second quarter of 2007 are as follows:

Revenue for the third quarter of 2007 increased by 4% to $111.5 million, compared to $107.4 million in the second quarter of 2007. Gross margin was 29.7% of revenue in the third quarter of 2007, compared to 27.0% in the second quarter of 2007. Operating expenses were $21.4 million in the third quarter of 2007, compared to $20.9 million in the second quarter of 2007. Net earnings for the third quarter of 2007 were $9.0 million, or diluted earnings per share of $0.33, compared to net earnings of $6.7 million, or diluted earnings per share of $0.25, in the second quarter of 2007.

Third Quarter Highlights Included:

•                  Commercial availability of our AirCard® 595U USB modem from Verizon Wireless for use on Verizon’s Broadband Access service.

•                  Commercial availability of the AirCard 595U USB modem and the AirCard 597E ExpressCard from Telecom New Zealand for use on the Telecom Mobile Broadband service.

•                  Commercial availability of our AirCard 595 PC card and the AirLink PinPoint X and Raven X products from Bell Mobility of Canada for use on Bell’s high-speed EVDO Rev A network.

•                  Commercial availability of the new HSUPA AirCard 880U USB modem and AirCard 880E ExpressCard from Telstra of Australia for use on Telstra’s Enhanced Next G™ HSPA network.

•                  Together with Fujitsu PC Asia Pacific, we announced that our MC8780 embedded module is integrated into the new LifeBook P7230 and S6410 to provide HSUPA mobile broadband connectivity. Both platforms are now commercially available in Hong Kong for use on the SmarTone-Vodafone network and in Japan for use on the NTT DoCoMo network.

•                  We announced a bought deal to raise gross proceeds of US$78.4 million from the sale of 3,500,000 common shares in the United States and Canada at a price of US$22.40 per share.  On October 2, 2007, after the quarter end, we closed the offering and sold 3,800,000 common shares from treasury, which included 300,000 shares issuable upon the exercise by the underwriters of the over-allotment option.  Gross proceeds of this offering were $85.1 million. We expect to use the net proceeds from the offering for general corporate purposes, working capital and potential future acquisitions.

Financial Guidance

The following guidance for the fourth quarter of 2007 reflects our current business indicators and expectations.

Our revenue expectations for the fourth quarter of 2007 are driven by strong demand that is moderated by expected supply constraints on some components.

Similar to the third quarter of 2007, our guidance for the fourth quarter includes a significant revenue contribution from expected new product and channel launches.  There are uncertainties associated with the launch and early ramp of new products that could affect our ability to achieve guidance.  As a result of our anticipated new product launch activity, we expect fourth quarter operating expenses to increase relative to the third quarter.

Inherent in this guidance are risk factors that are described in detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Non-GAAP Adjustments
Q4 2007 Guidance	GAAP	Stock Comp	Acquisition Amortization (1)	Integration Costs	Non- GAAP

Revenue	$125 million				$125 million
Earnings from operations	$12.8 million	$1.5 million	$1.0 million	$0.2 million	$15.5 million
Net earnings	$11.1 million	$1.1 million	$0.8 million	$0.1 million	$13.1 million
Diluted earnings per share	$0.35/share				$0.42/share

(1) Represents purchase price amortization associated with the acquisition of AirLink Communications, Inc. in May 2007 and the acquisition of AirPrime, Inc. in 2003.

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Thursday, October 25, 2007 at 2:30 PM PST, 5:30 PM EST. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please connect approximately ten minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-800-733-7560   Passcode:  Not required

or

1-416-644-3414   Passcode:  Not required

Webcast (to listen):

The Company will also broadcast its conference call over the Internet. To access the web broadcast, click on this URL or enter

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1973620

This webcast event will be optimized for Microsoft Windows Media Player version 9. To download go to: http://www.microsoft.com/windows/windowsmedia/download.

Should you be unable to participate, Instant Replay (audio and webcast) will be available following the conference call.

•                  Audio only dial (available for 7 business days): 1-877-289-8525 or 1-416-640-1917 Passcode: 21243588#

Webcast (available for 90 days)

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1973620

No Passcode is required.

We look forward to having you participate in our call.

Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include all financial guidance for the fourth quarter of 2007, disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

About Sierra Wireless

Sierra Wireless modems and software connect people all over the world with mobile broadband networks that keep them in touch, informed and productive from wherever they need to be. The Company offers a diverse product portfolio addressing enterprise, consumer, original equipment manufacturer, machine-to-machine, and specialized vertical industry markets and provides professional services to customers requiring expertise in wireless design, integration and carrier certification. Sierra Wireless is headquartered in Richmond, British Columbia, Canada with additional offices in Carlsbad and Hayward, California; London; and Hong Kong. For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” is a registered trademark and “AirCard Enabled” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

 SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Revenue	$111,515	$52,535	$304,322	$152,982
Cost of goods sold	78,446	36,651	218,940	101,584
Gross margin	33,069	15,884	85,382	51,398

Expenses
Sales and marketing	5,963	2,820	14,983	10,296
Research and development	9,692	8,830	31,183	25,263
Administration	4,508	3,427	11,097	9,475
Amortization	1,271	697	2,828	2,204
	21,434	15,774	60,091	47,238
Earnings from operations	11,635	110	25,291	4,160

Other income	743	1,146	2,750	3,627
Earnings before income taxes	12,378	1,256	28,041	7,787
Income tax expense	3,343	188	7,079	362
Net earnings	9,035	1,068	20,962	7,425
Deficit, beginning of period	(61,134)	(76,500)	(73,061)	(82,857)
Deficit, end of period	$(52,099)	$(75,432)	$(52,099)	$(75,432)

Earnings per share for the period:
Basic	$0.33	$0.04	$0.79	$0.29
Diluted	$0.33	$0.04	$0.78	$0.29

Weighted average number of shares (in thousands)
Basic	27,355	25,660	26,509	25,585
Diluted	27,674	25,874	26,799	25,857

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	September 30, 2007	December 31, 2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$56,584	$46,438
Short-term investments	41,794	40,554
Accounts receivable, net of allowance for doubtful accounts of $2,078 (2006 — $1,567)	69,148	57,441
Inventories	28,402	18,889
Deferred income taxes	1,503	118
Prepaid expenses	2,858	6,032
	200,289	169,472

Long-term investments	4,394	—
Fixed assets	13,987	13,400
Intangible assets	21,658	9,892
Goodwill	30,152	18,409
Deferred income taxes	1,955	—
Other	565	435
	$273,000	$211,608

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$26,453	$16,608
Accrued liabilities	39,846	39,543
Deferred revenue and credits	754	633
Current portion of long-term liabilities	576	847
	67,629	57,631

Long-term liabilities	935	1,145
Deferred income taxes	4,900	—

Shareholders’ equity:
Share capital	246,062	221,861
Additional paid-in capital	4,743	3,240
Warrants	1,538	1,538
Deficit	(52,099)	(73,061)
Accumulated other comprehensive loss	(708)	(746)
	199,536	152,832
	$273,000	$211,608

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Cash flows from operating activities:
Net earnings for the period	$9,035	$1,068	$20,962	$7,425
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities
Amortization	3,520	2,514	10,445	7,007
Stock-based compensation	1,510	969	3,614	2,844
Tax benefit related to stock option deduction	635	114	635	114
Loss (gain) on disposal	—	(17)	(20)	14
Utilization of pre-acquisition tax losses	—	—	802	—
Deferred income taxes	373	—	414	—
Changes in operating assets and liabilities
Accounts receivable	(604)	(11,853)	(9,319)	(19,216)
Inventories	7,642	(8,340)	(5,906)	(24,692)
Prepaid expenses	1,292	911	3,641	2,677
Accounts payable	(11,716)	3,751	6,637	17,817
Accrued liabilities	2,787	6,775	(708)	3,650
Deferred revenue and credits	(241)	(212)	(24)	170
Net cash provided by (used in) operating activities	14,233	(4,320)	31,173	(2,190)

Cash flows from investing activities:
Business acquisition, net of cash acquired of $1,510	(264)	—	(12,157)	—
Proceeds on disposal	—	23	21	28
Purchase of fixed assets	(2,073)	(2,197)	(6,792)	(7,582)
Increase in intangible assets	(379)	(790)	(761)	(1,303)
Purchase of long-term investments	(4,310)	—	(4,310)	—
Purchase of short-term investments	(36,532)	(29,840)	(100,636)	(54,045)
Proceeds on maturity of short-term investments	13,922	9,478	100,796	49,569
Net cash used in investing activities	(29,636)	(23,326)	(23,839)	(13,333)

Cash flows from financing activities:
Issue of common shares, net of share issue costs	1,309	23	3,858	1,172
Deferred financing costs	(565)	—	(565)	—
Increase (decrease) in long-term liabilities	16	(445)	(481)	(817)
Net cash provided by (used in) financing activities	760	(422)	2,812	355

Net increase (decrease) in cash and cash equivalents	(14,643)	(28,068)	10,146	(15,168)
Cash and cash equivalents, beginning of period	71,227	77,511	46,438	64,611
Cash and cash equivalents, end of period	$56,584	$49,443	$56,584	$49,443